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October 12, 1994



Mr. Earl W. Bunkers
Executive Vice President
Chief Financial Officer
Mueller Industries, Inc.
2959 North Rock Road
Wichita, Kansas  67226-1191

Dear Sir:

Note 2 of Notes to Consolidated Financial Statements of Mueller Industries, Inc. included in its Form 10-Q for the fiscal quarter ended September 24, 1994, describes a change in the method of accounting for the cost of the copper component of inventories from the first-in, first-out method (FIFO) to the last-in, first-out method (LIFO). You have advised us that you believe that the change is to a preferable method in your circumstances because the LIFO method of valuing the copper component of inventories more closely matches current costs with current selling prices. As a result, the income statement will more closely reflect the actual operating performance of the Company. Additionally, the LIFO method is widely used within the tube and fittings industry.

There are no authoritative criteria for determining a "preferable" inventory cost method based on the particular circumstances; however, we conclude that the change in the method of accounting for the copper component of inventories is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 25, 1993, and, therefore, we do not express any opinion on any financial statements of Mueller Industries, Inc. subsequent to that date.

Very truly yours,



ERNST & YOUNG LLP